legal & compliance, llc

LAURA ANTHONY, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL: LAURAANTHONYPA@AOL.COM

May 27, 2011

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    A Clean Slate, Inc.
          Registration Statement on Form S-1
          Amended May 24, 2011
          File No. 333-171804

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, A Clean Slate, Inc. (the “Registrant”) requests that the effective date of its registration statement on Form S-1 be accelerated to become effective Tuesday May 31, 2011 at 9:00 a.m., or as soon thereafter as possible.

A Clean Slate, Inc. acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Legal & Compliance, LLC

  By: /s/ LAURA ANTHONY
       Laura Anthony, Esq.

  330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

  Larry Spirgel, Assistant Director
  Securities and Exchange Commission
  May 27, 2011
  Page Two

  A CLEAN SLATE, INC.
  Date: May 27, 2011

   /s/ RICHARD ASTROM
   Name: Richard Astrom
  Title: CEO and Principal Accounting Officer
            Director

  330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832